Exhibit 99.1

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Snow Lake Lithium Engages SGS for Metallurgical Testing

MANITOBA, CAN, December 20, 2021 — Snow Lake Resources Ltd., doing business as Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”), is pleased to update it’s stakeholders on it’s progress toward commercial lithium production.

Snow Lake has entered into a contractual agreement with SGS Natural Resources in Lakefield, ON to perform the necessary metallurgical testing required for the preliminary economic assessment, or PEA, and for the subsequent pre-feasibility study, or PFS.

SGS is a recognized world leader in lithium analysis and a global expert in this field. SGS will determine the best processing profile for the beneficiation of the Snow Lake lithium ore to produce a spodumene concentrate at 6% Li2O. In addition, SGS will lead the program for the development and optimization of the process to produce a lithium hydroxide monohydrate product from the Snow Lake lithium ore. Snow Lake is committed to launching a fully integrated operation from ore mining to hydroxide processing in order to supply the North American EV market.

Stephen Mackie, North America Director of Metallurgy and Mineralogy for SGS Natural Resources, commented, “We are looking forward to collaborating with Snow Lake Lithium as we develop their project from ore processing through to the production of a high purity hydroxide product. It is a very exciting time in the lithium space and we are very proud to be a part of this Canadian project”

CEO of Snow Lake Lithium, Philip Gross, commented “We are currently running to achieve full scale production and seeking to quantify all unknown variables. The SGS metallurgical studies will provide the critical data needed to complete our PEA, initiate a PFS and confirm our trajectory to becoming the first B Corp fully renewable, carbon neutral North American hydroxide producer to the EV industry.”

About SGS

SGS is the world’s leading testing, inspection and certification company. SGS is recognized as the global benchmark for quality and integrity. With more than 89,000 employees, SGS operates a network of over 2,600 offices and laboratories around the world. We are constantly looking beyond customers’ and society’s expectations in order to deliver market leading services wherever they are needed. Working together to make the world a better, safer place.

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

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About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the electric vehicle and battery markets. We aspire to not only set the standard for responsible lithium battery mining, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

Our wholly owned Thompson Brothers Lithium Project covers a 21,703-acre site that has only been 3% explored and contains an 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the expected use of proceeds and expected closing. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to our public offering filed with the Securities and Exchange Commission and other filings and reports that we file with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact: IR@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8